082-01257

IMPERIAL

23 June 2009

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Securities Exchange Limited:

- Letter of Intent

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 7/13

IMPERIAL

23 June 2009

The Company Announcement Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000

Letter of Intent ("LOI")
Appalachian Basin

The Directors of Imperial Corporation Limited wish to announce that its subsidiary Empire Energy USA LLC ("Empire") has terminated discussions in relation to the proposed acquisition of an E&P company in Pennsylvania. The proposal, as set out in the terms of the LOI, was announced to the ASX on 4 May 2009. The vendor was unable to provide the actual natural gas production volumes as set out in the LOI. As such the Purchase and Sale Agreement was not completed.

Although the directors are disappointed with this outcome, Empire is in varying stages of negotiation for a number of other oil and gas assets in the Appalachian Basin. Each such proposed acquisition will also be the subject to close scrutiny under individual due diligence programs.

Bruce McLeod
Executive Chairman

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244